                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                  (RULE 13d-1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 5)

                              The WMF Group, Ltd.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   929289106
                           -------------------------
                                (CUSIP Number)

 Tami E. Nason, Esq.                   COPY TO:          Larry J. Rowe, Esq.
 Charlesbank Capital Partners, LLC                       Ropes & Gray
 600 Atlantic Avenue                                     One International Place
 Boston, MA  02210                                       Boston, MA  02110
 (617) 619-5400                                          (617) 951-7000

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 10, 2000
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].
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                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 929289106                                      Page 2 of 5 Pages
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charlesbank Capital Partners, LLC

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Massachusetts
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                          SOLE VOTING POWER
                     7
     NUMBER OF              5,445,902 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              5,445,902 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            ----
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          5,445,902 shares

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           49.6%

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      TYPE OF REPORTING PERSON*
14
      00

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SCHEDULE 13D
                                  ------------

                              The WMF Group, Ltd.
                              -------------------

                                Amendment No. 5
                                ---------------


     This Amendment No. 5 hereby amends the initial Schedule 13D filed on July 10, 1998, Amendment No. 1 to the initial Schedule 13D filed on September 25, 1998, Amendment No. 2 to the initial Schedule 13D filed on January 11, 1999, Amendment No. 3 to the initial Schedule 13D filed on February 2, 1999, and Amendment No. 4 to the initial Schedule 13D filed on April 5, 1999.

Item 4.   Purpose of Transaction.
          ----------------------

      Item 4 is amended by adding the following thereto:

      On May 10, 2000, the Issuer, Prudential Mortgage Capital Company, LLC, a Delaware limited liability company (the "Parent") and Prudential Mortgage Capital Acquisition Corp., a Delaware corporation that is a wholly-owned subsidiary of Parent (the "Purchaser") entered into an Agreement and Plan of Merger (the "Merger Agreement"). Under the terms of the Merger Agreement, the Purchaser has agreed to commence a tender offer to purchase for cash all of the issued and outstanding shares, $.01 par value per share, of the Issuer (the "Common Stock") at a price of $8.90 per share (the "Tender Offer").

      Contemporaneously with the execution of the Merger Agreement, Parent entered into a stockholders agreement (the "Stockholders Agreement") with Demeter, Phemus and certain other holders of the Common Stock listed on Schedule A thereto (Demeter, Phemus, and the Stockholders listed on such Schedule A are collectively referred to as the "Principal Stockholders"). Pursuant to the Stockholders Agreement, each of Demeter and Phemus have agreed to tender all shares of the Common Stock beneficially owned by them in the Tender Offer. The Stockholders Agreement also provides for, among other things, the agreement of each Principal Stockholder to cause all shares of Common Stock beneficially owned by such Principal Stockholder (except as otherwise set forth in the Stockholders Agreement) to vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and to vote against any Acquisition Proposal (as defined in the Merger Agreement), any amendment to the Issuer's certificate of incorporation or by-laws or other proposal, which transaction, amendment or proposal would be reasonably likely to impede, frustrate, prevent or nullify the Merger or the Merger Agreement or any other transactions contemplated by the Merger Agreement. Each Principal Stockholder has agreed not to transfer, or enter into any arrangement with respect to any transfer of, any of such Principal Stockholder's Common Stock or to enter into any voting arrangement in connection with any Acquisition Proposal and agreed not to commit or agree to take any of the foregoing actions other than transfers to such Principal Stockholder's Affiliates (as defined in the Stockholders Agreement) provided that such Affiliates agree to be bound by the terms of the Stockholders Agreement. The Stockholders Agreement will terminate upon the earlier of (i) the Effective Date (as defined in the Merger Agreement) and (ii) the date upon which the Merger Agreement is terminated in accordance with its terms.

                               Page 3 of 5 Pages
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      A copy of the Merger Agreement has been filed with the Securities and
Exchange Commission (the "SEC") by the Issuer as Exhibit 2.2 to the current Report on Form 8-K of the Issuer dated May 10, 2000. The description of the Merger Agreement is qualified by reference to the Merger Agreement as filed with the SEC. A copy of the Stockholders Agreement has been filed by Demeter and Phemus as Exhibit D to Amendment No. 5 to the Schedule 13D filed by Demeter and Phemus in connection with their ownership of the Common Stock. The description of the Stockholders Agreement is qualified by reference to the Stockholders Agreement as so filed.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

      Item 5, paragraphs (a) and (b) are amended to read as follows:

      (a) Charlesbank is deemed to be the beneficial owner of 5,445,902 shares of the Issuer's Common Stock (approximately 49.6% of the shares of Common Stock outstanding) (calculated assuming 10,989,321 shares of Common Stock outstanding based on 10,959,321 shares outstanding as reported in the Issuer's most recent filing with the SEC plus options for 30,000 shares owned by Demeter which have either vested or will vest within 60 days from the date of this Amendment No.
5). If the transactions contemplated by the Merger Agreement and the Stockholders Agreement are consummated in accordance with their terms, Charlesbank will ultimately be deemed to be the beneficial owner of no shares of the Issuer's Common Stock.

      (b) Subject to the provisions of the Stockholders Agreement, Charlesbank has the sole power to vote and sole power to dispose of the Common Stock to which this statement relates.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to the Securities of the Issuer.
          -------------------------------

      Item 6 is amended by adding the following thereto:

      Reference is made to Item 4 above for a description of the Merger Agreement and the Stockholders Agreement

                               Page 4 of 5 Pages
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                              Signature
                              ---------


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2000

CHARLESBANK CAPITAL PARTNERS, LLC


By:    /s/ Tami E. Nason
   -------------------------------
  Name:  Tami E. Nason
  Title: Vice President, Legal

                               Page 5 of 5 Pages